Transcript of Rock.com Crowdfunding Video

Logo: World Famous Rock.com Real Merch for Real Fans.

Caption: Martini Beerman

Hi I'm Martini Beerman, the host of Rock.com. Rock.com provides a variety of merchandise for real fans, in music, entertainment, and sports. Rock.com offers you an array of different options, from the Beatles, to Bowie, all the way down to Nirvana and Blondie. Rock.com is your one-stop shop for all of your fan needs, from Suicide Squad to Simpsons, Star Trek to Harry Potter. Buying from Rock.com means supporting the bands, artists, teams, and musicians you love. Now let's introduce you to some of our Rock.com team members, investors, and awesome customers.

Caption: Adley

Guys, I just got my order in from Rock.com and I just got to say I'm wearing like all of it. Look how cool this is.

Caption: Anna

I want to give a huge props to Rock.com for being my new favorite place to get band shirts.

Caption: Greg

Rock.com, tons of merchandise. Look at my John Lennon Beanie, my Rush T-Shirt.

Caption: Terra

Why I love Rock.com, because I got fast delivery, all my orders came in on time and they have classic shirts.

Caption: Jennifer

I'm a huge fan of Rock.com. Their customer service is out of this world. They are just like bam!

Caption: Spencer

Rock.com is a website that sells awesome merch for your bands that you love. Honestly, I am just obsessed with this website so if you guys want to go check it out, go to Rock.com right now.

Caption: Steve Newman, Founder & CEO

Rock.com exists because everyone's passionate about something. Everyone is a fan of something. Whether you are into music, or sports, or entertainment, there's something in life that helps you every single day. For me, I've been a music fan my whole life. It's been my dream for years to have our customers be our shareholders. Until recently that wasn't allowed, but with new rules we're now allowed to have our customers be partners with us in the company so that they can prosper as the company prospers.

Caption: Irene Latoa, CFO

So the size of the global merchandise market is around 200 billion worldwide so there's infinite opportunity for our business. So what Rock.com is doing to capitalize on that huge market that we have worldwide is really to be wherever the customer is whenever they want to possibly access us. Now that can be on the web, from their desktop, but most importantly it can be on mobile.

Caption: Phil Pagliara, Founding Investor in Rock.com

My name's Phil and I'd like to talk to you about why I invested into Rock.com. The founder and CEO Steve Newman has a proven track record of success in both business and the Internet. At this time, the issue that Rock.com has is supplying demand in the music category. Any funds received will be used to bolster the music category to supply that demand and also expand into the sports and entertainment categories.

Caption: Donna Chung, Founding Investor in Rock.com

I look forward to investing again. This would be my second go around on investments with Rock.com. It's really to help alleviate what I'd like to call the high-class problem of our inventory. Our turns are increasing. Our customers are buying more product and we just can't keep it in stock. Along with that, we're going to use our capital not only for Rock and music, but we're going to be expanding into two new exciting areas which is sports and entertainment. So all you fans out there of basketball, and football, and soccer, well we're going to have that too once we raise the capital.

Martini Beerman returns:

Thank you for checking out Rock.com. We appreciate you considering us for your investment portfolio. We look forward to answering any of your questions right here on our Wefunder page.

Caption: Jackson

Now let me ask you why wouldn't you want to Rock? Rock.com.

Logo: World Famous Rock.com Real Merch for Real Fans.

Greg: Boom! Rock.com

Final Frame of Video:

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT.

WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE

MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ADDITIONALLY, NOTE THAT SOME PARTICIPANTS WERE COMPENSATED FOR THEIR PARTICIPATION IN THIS VIDEO.